May 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Post-Effective Amendment No.2 to Registration Statement on Form S-1 Filed , April 24, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 14, 2014 relating to the Company’s Registration Statement on Form S-1 (File No. 333-176694) filed with the Commission on September 6, 2011 and Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on April 24, 2014. The Amendment No. 1 to the Post-Effective Amendment No.2 to the Registration Statement on Form S-1(the “Amendment No.1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Signatures, page 61

Please revise the signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors in the aforementioned capacities. Refer to Instruction 1 to Signatures on Form S-1. In this regard, we note that Messrs. Li-Hsing and Mu Chen, your President and Chief Financial Officer, respectively, signed the signature page on behalf of the registrant but did not sign the signature page in their individual capacities. Additionally, the signature page is missing the signatures of at least a majority of your board of directors in their individual capacities. Please revise the signature page accordingly.

In response to the Staff’s comment, the Company has revised the signature page to include the signatures of its president; principle financial officer; principle accounting officer; and majority of its board of directors in their individual capacities through the Amendment No.1 filed concurrently herewith.

Acknowledgement

By filing this reply letter with the Commission or Staff, we acknowledge as follows:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

Sincerely,
San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com

cc:	Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer and Director

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director